Exhibit 99.1

I-MAB (Nasdaq: IMAB) Transitions to NovaBridge Biosciences (Nasdaq: NBP) with Trading Effective October 30, 2025
New Brand and Logo to Reflect Strategic Transformation to a Global Biotech Platform

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New corporate brand reflects strategic transformation to a global biotech platform accelerating access to innovative medicines for patients worldwide
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Strategy centers on broadening access to global capital and innovation through a planned Hong Kong initial public offering (IPO), and holding dual listings on Nasdaq and Hong Kong Stock Exchange (HKEX)
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Consistent with the new hub-and-spoke business model, the Company has formed a new subsidiary, Visara, Inc. (Visara), which acquired VIS-101, a novel bifunctional biologic targeting VEGF-A/ANG2 that could potentially provide more effective and durable treatment than the current standard of care for patients with wet AMD and DME
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Company core asset, givastomig, a potential best-in-class Claudin 18.2 X 4-1BB bispecific antibody, continues to advance under previously announced investment plans

ROCKVILLE, MD, October 29, 2025 – NovaBridge Biosciences (NovaBridge or the Company) today announced that it has changed its corporate name from I-Mab to NovaBridge Biosciences. The change was overwhelmingly approved by shareholders at the Company’s Extraordinary General Meeting held on October 24, 2025, and by the Company’s Board of Directors. The Company’s American Depositary Shares (ADSs) will trade on Nasdaq under the new name and a new ticker symbol, “NBP”, effective at the opening of trading on October 30, 2025, replacing its current symbol “IMAB” (Nasdaq: IMAB).

The new corporate brand, including a new website (www.novabridge.com), marks an important step in the Company’s strategic transformation to a global biotechnology platform company committed to accelerating access to innovative medicines for patients worldwide.

In connection with the name change and ticker symbol change, no action is required from current shareholders and the Company's CUSIP number will remain the same. Historical trading data of the Company's ADSs prior to October 30, 2025 may not yet be available on certain third-party websites and apps when searching for "NovaBridge Biosciences" and/or "NBP", in which case such data may temporarily be found under "I-MAB" and/or "IMAB".

Overview of the NovaBridge Biosciences Logo

The connected molecules form the letter “N”, embodying our collaborative effort with partners to shape a healthier future, with an open circle to symbolize a spirit of continuous innovation and exploration

“Our new corporate branding successfully conveys the key elements of our new strategy, bridging collaboration, translational science, and execution to rapidly progress transformative therapies and strategically create significant value for patients and investors,” said Mr. Fu Wei, Executive Chairman of NovaBridge. “Our proposed dual listing on both Nasdaq and HKEX, a key element of our global growth strategy, will enable us to broaden and diversify our investor base, and enhance trading liquidity and access to capital, while strengthening our presence with key stakeholders in the rapidly growing Asian market.”

“NovaBridge’s new brand identity successfully aligns with our strategic transition to a global biotech platform. The recent presentation of encouraging updated Phase 1 monotherapy data at the Triple Meeting1 for givastomig, a potential best-in-class Claudin 18.2-directed therapy for gastric cancers, and the formation of our new subsidiary, Visara, and its recent acquisition of VIS-101, a second-in-class potentially best-in-class bifunctional VEGF-A/ANG2 targeted biologic, provide positive validation of our new strategy. We continue to progress givastomig towards a global randomized Phase 2 study, expected to achieve enrollment of the first patient in Q1 2026,” said Sean Fu, PhD, Chief Executive Officer of NovaBridge. “We are pleased by the positive momentum from our new strategy, accented by our new corporate brand, and are optimistic that our global biotech platform will enable us to realize the full potential of innovative medicines and create value for patients and investors.”

The NovaBridge Business Model and Pipeline

The Company intends to partner with leading innovators to identify and accelerate high-value assets. Our model integrates rigorous asset selection, bespoke translational strategies, and efficient clinical execution. With the backing of CBC Group, we leverage deep local insights and global capabilities to develop the most promising drug candidates across a range of therapeutic categories.

The Company will utilize a “hub-and-spoke” model to create and advance specialized subsidiary companies (spokes) which maintain operational focus and agility. By focusing each spoke on a specific asset or therapeutic area, the Company can optimally manage risk and create value through potential partnering transactions.

Pipeline:

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Givastomig, a potential best-in-class Claudin 18.2 X 4-1BB bispecific antibody, is in Phase 1b clinical trials for the potential treatment of gastric cancer and other Claudin 18.2-positive gastrointestinal malignancies. A global, randomized Phase 2 study is planned, with the enrollment of the first patient targeted in Q1 2026. Givastomig is being jointly developed through a global partnership with ABL Bio, in which NovaBridge is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.
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Ragistomig is an anti-PD-L1 X 4-1BB bispecific antibody. Built on Phase 1 clinical data, an ongoing Phase 1b study designed to expand the therapeutic index is expected to yield results in 2H 2026. The program is being jointly developed with ABL Bio.
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Uliledlimab targets CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment. Progression free survival (PFS) data are expected in 2H 2026 from an ongoing randomized Phase 2 trial evaluating uliledlimab + toripalimab compared to pembrolizumab alone or toripalimab alone in a CD73 selected population. NovaBridge owns worldwide rights to uliledlimab outside of Greater China.

VIS-101, acquired by Visara, a newly formed NovaBridge subsidiary, under the new business model, is a bifunctional biologic targeting VEGF-A and ANG2, currently in Phase 2 development

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VIS-101 is a novel bifunctional biologic targeting VEGF-A and ANG-2, and a more potent molecule that could potentially provide more durable treatment benefits for patients with wet AMD, DME, and retinal vein occlusion (RVO) than current standard of care. VIS-101 has completed initial safety and dose-escalation studies in both the US and China, and is currently completing a randomized, dose-ranging Phase 2 study in China. VIS-101 is anticipated to be Phase 3-ready in 2026.

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Acquisition completed by a newly formed subsidiary, Visara. Visara, a clinical-stage biopharmaceutical company focusing on the development of best-in-class ophthalmic therapeutics, was launched with an approximately $37M capital infusion from NovaBridge and the contribution of certain rights by a strategic partner. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101.
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Visara is led by Co-Founder and Executive Chairman Emmett T. Cunningham, Jr., MD, PhD, MPH. Dr. Cunningham has been a physician, innovator, entrepreneur, and investor for more than 25 years, formerly serving as Senior Managing Director at Blackstone Group L.P. and Managing Director at Clarus Ventures, LLC. Dr. Cunningham is also an internationally recognized specialist in infectious and inflammatory eye disease with over 450 co-authored publications.

1. The AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics is also known as the Triple Meeting, held in Boston, Massachusetts October 22-26, 2025

About NovaBridge

NovaBridge (formerly I-MAB) (Nasdaq: IMAB, to be changed to “NBP” effective October 30, 2025) is a global biotechnology platform company committed to accelerating access to innovative medicines. We combine deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB), and VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a large, randomized, dose-ranging Phase 2 study for wet AMD. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101.

For more information, please visit https://www.novabridge.com and follow us on LinkedIn.

Company Seeking Dual Listing on Nasdaq and Hong Kong Stock Exchange

More information on NovaBridge’s intention to pursue an IPO in Hong Kong and seek a listing on the Hong Kong Stock Exchange (HKEX) will be forthcoming.

The timing, size, structure, and specific terms of the Proposed Offering have not been determined and remain subject to market conditions and approvals by the relevant regulatory authorities, including the HKEX (and the Listing Committee) and any other applicable regulatory bodies. There can be no assurance as to whether, when, or on what terms the Proposed Hong Kong Listing will be completed.

Subject to regulatory and corporate approvals, the Company currently expects to maintain its existing listing of ADSs on Nasdaq and to pursue a dual listing in the US and Hong Kong. Final decisions will be made in light of market conditions and regulatory feedback.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe to any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential benefits of the new corporate strategy; the effectiveness of trading under the Company’s new name and ticker on Nasdaq; NovaBridge’s intention to pursue a Hong Kong IPO, resulting in a proposed dual listing on the Nasdaq Global Market and Hong Kong Stock Exchange (HKEX); the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig and VIS-101; anticipated clinical milestones and results, and related timing; and the Company’s anticipated cash runway. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the Company’s ability to obtain requisite approvals from securities regulators and exchanges; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

PJ Kelleher	Kyler Lei
LifeSci Advisors	NovaBridge
+1-617-430-7579	+1-240-745-6330
pkelleher@lifesciadvisors.com	kyler.lei@imabbio.com
IR@imabbio.com